                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           --------------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           --------------------------


                         COMMISSION FILE NUMBER: 0-22098


                           --------------------------


                              FOR FISCAL YEAR ENDED
                                DECEMBER 31, 1997


                           --------------------------


A.       Full Title of the Plan and the Address of the Plan:

                  Insilco Corporation Employee Thrift Plan
                  425 Metro Place North, Fifth Floor
                  Dublin, Ohio 43017


B. Name of the Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Officer:

                  Insilco Corporation
                  425 Metro Place North, Fifth Floor
                  Dublin, Ohio 43017

                                INSILCO CORPORATION
                                EMPLOYEE THRIFT PLAN

                                Financial Statements and Supplemental Schedules

                                December 31, 1997 and 1996

                                (With Independent Auditors' Report Thereon)

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN




INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Page(s)
                                                                                                                    -------
Independent Auditors' Report .................................................................................         1

Financial Statements:
     Statements of Net Assets Available for Benefits,
        December 31, 1997 and 1996 ...........................................................................         2

     Statements of Changes in Net Assets Available for Benefits with Fund Information,
        Years ended December 31, 1997 and 1996 ...............................................................        3-4

Notes to Financial Statements ................................................................................        5-8

Supplemental Schedules:
     Schedule I - Line 27(a) - Schedule of Assets Held for Investment Purposes ...............................         9

     Schedule II - Line 27(d) - Schedule of Reportable Transactions ..........................................        10

                          INDEPENDENT AUDITORS' REPORT


     To the Participants and Administrator of the Insilco Corporation Employee Thrift Plan:

     We have audited the accompanying statements of net assets available for benefits of the Insilco Corporation Employee Thrift Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                 KPMG Peat Marwick LLP



     June 16, 1998

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 1997 and 1996

===========================================================================================================================

                                                                                                   1997            1996
---------------------------------------------------------------------------------------------------------------------------
Investments, at fair value (note 3):
    Shares of registered investment companies:
       Twentieth Century Ultra Fund                                                            $10,052,697       8,140,610
       Twentieth Century International Fund                                                      1,852,768       1,430,639
       American Century Value Fund                                                               5,289,367       4,303,251
       Masterworks S&P 500 Stock Fund                                                            5,417,691       3,768,137
       Benham Premium Bond Fund                                                                  1,081,655       1,136,652
       Benham Premium Government Reserve Fund                                                    3,827,427       3,612,419
       JPM Pierpont Diversified Fund                                                            17,848,098               -
    Insilco Company Stock Fund                                                                     511,526         517,475
    Participant loans                                                                            1,006,527         512,273
---------------------------------------------------------------------------------------------------------------------------

                                                                                                46,887,756      23,421,456

Participants' contribution receivable                                                              246,675         212,794
Employers' contribution receivable                                                                  62,497          78,291
Profit sharing contribution receivable                                                           1,482,277               -
---------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                    48,679,205      23,712,541

Participants' contribution payable [note 1(b)]                                                     (77,857)       (187,753)
---------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits                                                              $48,601,348      23,524,788
===========================================================================================================================



See accompanying notes to financial statements.

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits with Fund Information

Years ended December 31, 1997 and 1996

==========================================================================================================================
                                                                                    1997
                                                      /--------------------- Participant-Directed -----------------------/
                                                      --------------------------------------------------------------------
                                                                                                   Master-
                                                         Twentieth     Twentieth     American      works         Benham
                                                          Century       Century      Century       S&P 500       Premium
                                                           Ultra     International    Value        Stock          Bond
                                                            Fund          Fund         Fund         Fund          Fund
--------------------------------------------------------------------------------------------------------------------------
Additions:
   Investment income:
      Net appreciation (depreciation) in fair value
        of investments                                 $  (202,801)      37,842      258,415     1,092,940       19,392
      Interest and dividends                             2,070,824      254,782      856,772       192,689       72,959
--------------------------------------------------------------------------------------------------------------------------

                                                         1,868,023      292,624    1,115,187     1,285,629       92,351
--------------------------------------------------------------------------------------------------------------------------

   Contributions:
      Participants'                                      1,384,202      301,935      673,719       635,384      160,907
      Employer's                                           518,415      125,221      252,314       265,505       65,993
      Profit sharing                                             -            -            -             -            -
--------------------------------------------------------------------------------------------------------------------------

                                                         1,902,617      427,156      926,033       900,889      226,900
--------------------------------------------------------------------------------------------------------------------------

Total additions                                          3,770,640      719,780    2,041,220     2,186,518      319,251
--------------------------------------------------------------------------------------------------------------------------

Deductions:
   Benefits paid to participants or beneficiaries        1,624,311      276,429      731,676       735,767      384,655
   Administrative expenses                                  21,191        4,517        9,459        10,481        2,544
--------------------------------------------------------------------------------------------------------------------------

Total deductions                                         1,645,502      280,946      741,135       746,248      387,199
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers     2,125,138      438,834    1,300,085     1,440,270      (67,948)

Interfund transfers                                       (163,104)      (1,439)    (290,054)      237,054       20,635
Profit sharing plan transfers (note 7)                           -            -            -             -            -
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                                  1,962,034      437,395    1,010,031     1,677,324      (47,313)

Net assets available for benefits:
   Beginning of year                                     8,185,113    1,434,451    4,315,967     3,784,398    1,138,948
--------------------------------------------------------------------------------------------------------------------------

   End of year                                         $10,147,147    1,871,846    5,325,998     5,461,722    1,091,635
==========================================================================================================================





==========================================================================================================================
                                                                                 1997
                                                      /------------------- Participant-Directed -------------------------/
                                                      --------------------------------------------------------------------
                                                         Benham
                                                        Premium                                     JPM
                                                       Government     Insilco                     Pierpont
                                                        Reserve       Stock         Loan         Diversified
                                                          Fund         Fund         Fund            Fund         Total
--------------------------------------------------------------------------------------------------------------------------
Additions:
   Investment income:
      Net appreciation (depreciation) in fair value
        of investments                                         -     (94,732)           -         (97,661)     1,013,395
      Interest and dividends                             184,200         369       50,076         420,164      4,102,835
--------------------------------------------------------------------------------------------------------------------------

                                                         184,200     (94,363)      50,076         322,503      5,116,230
--------------------------------------------------------------------------------------------------------------------------

   Contributions:
      Participants'                                      271,154     132,337            -               -      3,559,638
      Employer's                                         383,913      54,670            -               -      1,666,031
      Profit sharing                                           -           -            -       1,482,277      1,482,277
--------------------------------------------------------------------------------------------------------------------------

                                                         655,067     187,007            -       1,482,277      6,707,946
--------------------------------------------------------------------------------------------------------------------------

Total additions                                          839,267      92,644       50,076       1,804,780     11,824,176
--------------------------------------------------------------------------------------------------------------------------

Deductions:
   Benefits paid to participants or beneficiaries        541,644      33,991      102,682              -       4,431,155
   Administrative expenses                                14,005         353            -              -          62,550
--------------------------------------------------------------------------------------------------------------------------

Total deductions                                         555,649      34,344      102,682              -       4,493,705
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers     283,618      58,300      (52,606)      1,804,780      7,330,471

Interfund transfers                                      (66,760)    (62,698)     326,366               -              -
Profit sharing plan transfers (note 7)                         -           -      220,494      17,525,595     17,746,089
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                                  216,858      (4,398)     494,254      19,330,375     25,076,560

Net assets available for benefits:
   Beginning of year                                   3,625,010     528,628      512,273               -     23,524,788
--------------------------------------------------------------------------------------------------------------------------

   End of year                                         3,841,868     524,230    1,006,527      19,330,375     48,601,348
==========================================================================================================================

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits with Fund Information, Continued



=============================================================================================================
                                                        1996 -- Participant-Directed
                                    -------------------------------------------------------------------------
                                     Vanguard
                                       Money       Columbia
                                      Market         Fixed      Vanguard    Twentieth    Twentieth   American
                                     Reserves       Income       Quanti-     Century      Century     Century
                                       Prime      Securities     tative       Ultra    International   Value
                                     Portfolio       Fund      Portfolios     Fund         Fund        Fund
-------------------------------------------------------------------------------------------------------------
Additions:
   Investment income:
      Net appreciation (depreci-
        ation) in fair value of
        investments                 $     -           -            -         482,574      20,882     372,211
      Interest and dividends              -           -            -         430,073     143,864     407,378
-------------------------------------------------------------------------------------------------------------

                                          -           -            -         912,647     164,746     779,589
-------------------------------------------------------------------------------------------------------------

   Contributions:
      Participants'                       -           -            -       1,323,491     263,100     489,484
      Employer's                          -           -            -         334,843      67,487     133,087
-------------------------------------------------------------------------------------------------------------

                                          -           -            -       1,658,334     330,587     622,571
-------------------------------------------------------------------------------------------------------------

Total additions                           -           -            -       2,570,981     495,333   1,402,160
-------------------------------------------------------------------------------------------------------------

Deductions:
   Benefits paid to participants
      or beneficiaries                    -           -            -         647,452      82,006     299,912
   Administrative expenses                -           -            -          21,841       4,541       8,817
-------------------------------------------------------------------------------------------------------------

Total deductions                          -           -            -         669,293      86,547     308,729
-------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior
   to interfund transfers                 -           -            -       1,901,688     408,786   1,093,431

Interfund transfers                  (3,370,213) (4,406,944)  (4,438,426) (1,139,384)  1,012,757   3,194,673
Thermalex plan transfer (note 7)          -           -            -          92,253      12,908      27,863
-------------------------------------------------------------------------------------------------------------

Net increase (decrease)              (3,370,213) (4,406,944)  (4,438,426)    854,557   1,434,451   4,315,967

Net assets available for benefits:
   Beginning of year                  3,370,213   4,406,944    4,438,426   7,330,556       -           -
-------------------------------------------------------------------------------------------------------------

   End of year                      $     -           -            -       8,185,113   1,434,451   4,315,967
=============================================================================================================


=============================================================================================================
                                                        1996 -- Participant-Directed
                                    -------------------------------------------------------------------------

                                        Master-                 Benham
                                         works       Benham    Premium
                                        S&P 500     Premium   Government  Insilco
                                         Stock        Bond     Reserve     Stock      Loan
                                          Fund        Fund       Fund       Fund      Fund       Total
-------------------------------------------------------------------------------------------------------------
Additions:
   Investment income:
      Net appreciation (depreci-
        ation) in fair value of
        investments                   $  562,238    (48,178)         (9)  106,396     -        1,496,114
      Interest and dividends             108,352     76,324     216,423     -        13,527    1,395,941
-------------------------------------------------------------------------------------------------------------

                                         670,590     28,146     216,414   106,396    13,527    2,892,055
-------------------------------------------------------------------------------------------------------------

   Contributions:
      Participants'                      470,758    163,193     201,279   106,855     -        3,018,160
      Employer's                         129,984     43,793      60,117    27,866     -          797,177
-------------------------------------------------------------------------------------------------------------

                                         600,742    206,986     261,396   134,721     -        3,815,337
-------------------------------------------------------------------------------------------------------------

Total additions                        1,271,332    235,132     477,810   241,117    13,527    6,707,392
-------------------------------------------------------------------------------------------------------------

Deductions:
   Benefits paid to participants
      or beneficiaries                   320,633    213,266   1,300,180     5,088    41,168    2,909,705
   Administrative expenses                 9,264      2,729      22,244       275     -           69,711
-------------------------------------------------------------------------------------------------------------

Total deductions                      $  329,897    215,995   1,322,424     5,363    41,168    2,979,416
-------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior
   to interfund transfers                941,435     19,137    (844,614)  235,754   (27,641)   3,727,976

Interfund transfers                    2,798,514  1,116,176   4,402,622   290,311   539,914        -
Thermalex plan transfer (note 7)          44,449      3,635      67,002     2,563     -          250,673
-------------------------------------------------------------------------------------------------------------

Net increase (decrease)                3,784,398  1,138,948   3,625,010   528,628   512,273    3,978,649

Net assets available for benefits:
   Beginning of year                       -          -           -         -         -       19,546,139
-------------------------------------------------------------------------------------------------------------

   End of year                        $3,784,398  1,138,948   3,625,010   528,628   512,273   23,524,788
=============================================================================================================


See accompanying notes to financial statements.

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN

Notes to Financial Statements

December 31, 1997 and 1996

================================================================================


(1)     DESCRIPTION OF PLAN

        The following brief description of the Insilco Corporation Employee Thrift Plan (the Plan) provides only general information. Participants should refer to the booklet entitled Employee Thrift Plan for a description of the Plan, a copy of which is available to each participant from the Plan Administrator.

        (a)   GENERAL

        The Plan is a defined-contribution plan covering substantially all nonunion and certain union employees of Insilco Corporation (Insilco) and of participating subsidiaries and divisions of Insilco (the Employers). Employees who have completed six months of service are eligible for membership. The Plan is administered by the Pension Committee of the Board of Directors of Insilco (Plan Administrator) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        (b)   CONTRIBUTIONS AND FORFEITURES

        Each year participants may contribute up to 10% of their pretax annual compensation, as defined in the Plan. The Employers make a matching contribution equal to 50% of the first 3% of annual compensation contributed by the Plan participants. Additionally, the Employers, at their discretion, may make profit sharing contributions to eligible participants. Contributions are subject to certain limitations. In 1997 and 1996, certain highly compensated employees exceeded contributions limitations and were refunded $77,857 and $187,753, respectively, in the following Plan year. These amounts are disclosed as participants' contributions payable in the statements of net assets available for benefits and as a reduction in participants' contributions in the statements of changes in net assets available for benefits with fund information.

        Forfeitures of nonvested profit sharing account balances may be used to pay administrative expenses or shall be allocated as an additional profit sharing contribution in the Plan year following the forfeiture. Forfeitures of nonvested employer matching contribution account balances may be used to pay administrative expenses or to reduce the Employers' future contributions.

        (c)   PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contributions, the Employers' matching and profit sharing contributions, an allocation of investment earnings and charged with an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined. Profit sharing contributions are based on the participant's annual compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        (d)   VESTING

        A participant is vested immediately in his or her contributions and any related investment earnings and vests in the Employers' matching contributions and related investment earnings according to the schedule below:

         ===============================================================
         Completed Years of Service                 Vested Percentage
         ---------------------------------------------------------------

         Less than 2 years                                   0%
         2 years but less than 3                            25%
         3 years but less than 4                            50%
         4 years but less than 5                            75%
         5 years or more                                   100%
         ===============================================================

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN

Notes to Financial Statements



================================================================================


        (e)   INVESTMENT OPTIONS

        Upon enrollment in the Plan, a participant may direct contributions into any of the following investment options, excluding the JPM Pierpont Diversified Fund:

        o TWENTIETH CENTURY INTERNATIONAL FUND--Funds are invested in shares of a registered investment company that invests mainly in common stocks of foreign companies.

        o TWENTIETH CENTURY ULTRA FUND--Funds are invested in shares of a registered investment company that invests mainly in common stocks of domestic companies.

        o AMERICAN CENTURY VALUE FUND--Funds are invested in shares of a registered investment company that invests mainly in common stocks of domestic companies.

        o MASTERWORKS S&P 500 STOCK FUND--Funds are invested in shares of a registered investment company that invests in the common stocks of the S&P 500.

        o BENHAM PREMIUM BOND FUND--Funds are invested in shares of a registered investment company that invests in longer-term bonds and other debt instruments.

        o BENHAM PREMIUM GOVERNMENT RESERVE FUND--Funds are invested in shares of a registered investment company that invests in bonds of the U.S. governments and its agencies.

        o COMPANY STOCK FUND--Funds are invested in the common stock of Insilco Corporation.

        o     CHARLES SCHWAB INDIVIDUALLY DIRECTED RETIREMENT
              ACCOUNT--Participants with at least $2,500 may elect to self-direct the investment of part or all of his/her account.

        o JPM PIERPONT DIVERSIFIED FUND--Funds are invested in a balanced portfolio containing shares of a registered investment company that invests in common stocks of domestic and international companies and fixed-income securities.

        Investments in the JPM Pierpont Diversified Fund consistent solely of non-participant directed profit sharing contributions. Additionally, participant's who are represented by the United Steelworkers of America Local No. 3875 are not able to contribute into the Company Stock Fund or Charles Schwab Individually Directed Retirement Account.

        (f)   PAYMENTS OF BENEFITS

        On termination of service due to retirement on or after age 65, disability or death, a participant will become fully vested with his/her account. If a portion of a participant's account is related to contributions made before January 1, 1996, the participant may elect to receive that portion of his/her account in the form of a single lump-sum payment, a single life annuity, a joint and 50% survivor annuity, or a joint and 100% survivor annuity. The portion of a participant's account that is related to contributions made after January 1, 1996 will automatically be paid in the form of a lump sum payment.

        A participant's beneficiary will receive the participant's account balance in the event of a participant's death. Employees may withdraw their vested interest in the Plan under certain hardship conditions, as defined in the Plan. Terminated participants will be paid their vested interest in the Plan.

        (f)   PARTICIPANT LOANS

        Participants who are not represented by the United Steelworkers of America Local No. 3875 may borrow from their accounts. The maximum amount a participant may borrow is equal to the lesser of (a) 50% of his/her vested account, or (b) $50,000 reduced by the highest outstanding balance of a loan outstanding during the previous 12-month period. The minimum amount a participant may borrow is $1,000. Interest on the loan is equal to 1% above the prime rate published in the Wall Street Journal on the last day of the

                                                                     (Continued)

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN

Notes to Financial Statements


================================================================================

        month before the loan is requested. The loan must be repaid in equal installments each regular pay period amortized over a term of no more than 5 years (or 10 years if the loan is for the purchase of a principal residence), and is secured by a pledge on the nonborrowed portion of a participant's account.


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)   BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

        Investments are stated at fair value, as determined by quoted market prices, which represent the net asset value of shares held by each investment fund of the Plan at year-end. Cost is determined using the average cost method. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        (c)   PAYMENT OF BENEFITS

        Benefits are recorded when paid.

        (d)   USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


        3)    INVESTMENTS

        The following table presents investments at fair value which represent 5% or more of the Plan's net assets:

         ====================================================================================================================

                                                                                                    1997           1996
         --------------------------------------------------------------------------------------------------------------------
         Twentieth Century Ultra Fund; 368,231 shares in 1997
             (289,805 shares in 1996)                                                            $10,052,697      8,140,610
         Twentieth Century International Fund; 226,223 shares
             in 1997 (179,729 shares in 1996)                                                      1,852,768      1,430,639
         American Century Value Fund; 761,060 shares in 1997
             (652,997 shares in 1996)                                                              5,289,367      4,303,251
         Masterworks S&P 500 Stock Fund; 265,704 shares in
             1997 (236,841 shares in 1996)                                                         5,417,691      3,768,137
         Benham Premium Government Reserve Fund;
             3,827,427 shares in 1997 (3,612,419 shares in 1996)                                   3,827,427      3,612,419
         JPM Pierpont Diversified Fund;  1,305,639 shares
             in 1997                                                                              17,848,098              -
         ====================================================================================================================


                                                                     (Continued)

INSILCO CORPORATION
EMPLOYEE THRIFT PLAN

Notes to Financial Statements


================================================================================


(4)     PLAN TERMINATION

        Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become fully vested in their accounts.


(5)     TAX STATUS OF THE PLAN

        The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 15, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
        (IRC). The Plan has been amended since receiving that determination letter. The plan administrator has been informed by the IRS that a favorable determination was made; however, a current determination letter has yet to be received. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

        During 1992, the Employers discovered that certain employees who were eligible for participation in the Plan were inadvertently excluded from notification of their eligibility to participate in the Plan. The Employers notified the IRS of the failure to notify these employees of their eligibility to participate, and asked for their assistance in curing the error under the Voluntary Compliance Resolution Program (VCR Program). In December 1994, the IRS notified Insilco that it was no longer eligible to participate in the VCR Program. Insilco subsequently requested a district office of the IRS to consider this matter under its "Walk-In" Closing Agreement Program. Insilco reached a settlement with the IRS which requires the Employers to make additional contributions to the Plan with respect to the employees erroneously excluded from participation in the Plan. The Employers paid $863,141 in 1997 and will pay an additional $184,991 during 1998 under the settlement agreement. The Plan and the Plan administrator believe that the Plan's tax exempt status will not be affected and, accordingly, no provision for federal income taxes in the accompanying financial statements has been made.


(6)     RELATED PARTY TRANSACTIONS

        The Plan's investments consist of seven mutual funds and one company stock fund. Of the seven mutual funds, five (Twentieth Century International Fund, Twentieth Century Ultra Fund, American Century Value Fund, Benham Premium Bond Fund, and Benham Premium Government Reserve
        Fund) are managed by American Century Corporation Services. American Century Corporation Services is the recordkeeper of the Plan, and Insilco is the sponsor of the Plan; therefore, these transactions qualify as party-in-interest.


(7)     PLAN AMENDMENT AND MERGERS

        Effective January 1, 1996, the employees of Thermalex, Inc. became eligible to participate in the Plan. In 1996, net assets of $250,673 were transferred into the Plan from the Thermalex, Inc. Employee Thrift Plan 401(k).

        Effective January 1, 1997, the Thrift Plan was amended and restated primarily to (a) add a new profit sharing component, (b) provide special provisions for transferred profit sharing accounts, (c) revise how limits on participants elective deferrals and matching contributions are calculated, (d) enable employees represented by the United Steelworkers of America Local No. 3875 to participate in the Plan, and (e) make other mandated changes to reflect legislative changes. As a result of these design changes, net assets totaling $17,746,089 were transferred during 1997 from the existing profit sharing plans for Stewart Connector Systems, Inc., Stewart Stamping Corporation, Thermal Components Division, Inc., Romac Metals, Inc., and General Thermodynamics, Inc. into the Plan.

INSILCO CORPORATION                                                  Schedule I
EMPLOYEE THRIFT PLAN

EIN: 06-0635844
Plan Number: 333

Line 27(a) - Schedule of Assets Held for Investment Purposes

December 31, 1997

====================================================================================================================================

    (a)                 (b)                                        (c)                                  (d)               (e)
-----------------------------------------------------------------------------------------------------------------------------------
                Identity of issue,               Description of investment including
                 borrower, lessor,                maturity date, rate of interest,                                       Current
                 or similar party                 collateral, par or maturity value                      Cost              value
------------   --------------------------------------------------------------------------------------------------------------------
     *         American Century             Ultra Fund; 368,231 shares                               $10,243,899        10,052,697
     *         American Century             International Fund; 226,223 shares                         1,850,950         1,852,768
     *         American Century             Value Fund; 761,060 shares                                 4,881,686         5,289,367
     *         American Century             Government Reserve Fund; 3,827,427 shares                  3,827,427         3,827,427
     *         American Century             Premium Bond Fund; 106,567 shares                          1,080,966         1,081,655
               Barclays PLC Bank            S&P 500 Stock Fund; 265,704 shares                         4,017,948         5,417,691
               J.P. Morgan                  Pierpont Diversified Fund; 1,305,639 shares               17,966,114        17,848,098
     *         Insilco Corporation          Common Stock Fund; 15,499 shares                             518,236           511,526
     *                   -                  Participant Loans                                            -       +       1,006,527

-----------------------------------------------------------------------------------------------------------------------------------

                                       Total                                                         $44,387,226        46,887,756
====================================================================================================================================

* Party-in-interest
+ Cost of participant loans is $0 as indicated in the instructions to Form 5500, Line 27(a).


See accompanying independent auditors' report.

INSILCO CORPORATION                                                  Schedule II
EMPLOYEE THRIFT PLAN

EIN: 06-0635844
Plan Number: 333

Line 27(d) - Schedule of Reportable Transactions

Year ended December 31, 1997

====================================================================================================================================

Series transactions, when aggregated, involving an amount in excess of 5% of the current value of Plan assets:
------------------------------------------------------------------------------------------------------------------------------------
               (a)                         (b)               (c)            (d)              (g)              (h)           (i)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Current value
                                                                                                         of asset on       Net
           Identity of                 Description          Purchase        Selling          Cost of     transaction     gain or
          party involved                 of asset             price          price            asset          date        (loss)
------------------------------------------------------------------------------------------------------------------------------------
   JPM Pierpont Diversified Fund       Mutual fund        $17,945,759          -           17,945,759     17,945,759       -
*  Twentieth Century Ultra Fund        Mutual fund          5,115,290      3,000,402        7,766,958      8,115,692     348,734
*  American Century Value Fund         Mutual fund          2,296,881      1,569,180        3,701,415      3,866,061     164,646
   Masterworks S&P 500 Stock Fund      Mutual fund          1,714,702      1,158,088        2,672,156      2,872,790     200,634
*  Benham Premium Government
       Reserve Fund                    Mutual fund          2,161,543      1,946,535        4,108,078      4,108,078       -


====================================================================================================================================

Note: Columns E (Lease rental) and F (Expense incurred with transaction) have been omitted because there is no information to report.

*  Party-in-interest



See accompanying independent auditors' report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Insilco Corporation Employee Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               INSILCO CORPORATION EMPLOYEE THRIFT PLAN

                               BY: UMB BANK, TRUSTEE


Date:  June 30, 1998           By: /s/ DALE McALLISTER
                                  ----------------------------------------------
                                       Dale McAllister, Assistant Vice President